SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibit Index

Exhibit	Description

99.1	Financial Statements of Draxis Health Inc. (the “Company”) for the fiscal year ended December 31, 2003, presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the fiscal year ended December 31, 2003, presented in accordance with U.S. GAAP.

99.3	Financial Statements of the Company for the fiscal year ended December 31, 2003, presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the fiscal year ended December 31, 2003, presented in accordance with Canadian GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

	By:	/s/ ALIDA GUALTIERI
Alida Gualtieri
General Counsel & Secretary
Dated April 2, 2004